Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT AT DECEMBER 31, 2016

Subsidiaries of Bridge Bancorp, Inc.:

Name	Incorporation	Percent Owned
The Bridgehampton National Bank	Federal	100%
Bridge Statutory Capital Trust II	Delaware	100%

Subsidiaries of The Bridgehampton National Bank:

Name	Incorporation	Percent Owned
Bridge Abstract LLC	New York	100%
Bridge Financial Services, Inc.	New York	100%
Bridgehampton Community, Inc.	New York	100%